SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant To § 240.13d-1(b), (c) And (d) And Amendments Thereto

Filed Pursuant To § 240.13d-2

Under The Securities Exchange Act Of 1934

(Amendment No. 6)

Cyanotech Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

232437-301

(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301
1		NAME OF REPORTING PERSONS

Michael A. Davis ("Davis")

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions)	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

0 shares.

	6	SHARED VOTING POWER

1,085,932 shares.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

The 1,085,932 shares consist of: 48,013 shares held by Davis; 31,250 shares held by Davis' spouse, Janet J. Johnstone ("Johnstone"); 150,000 shares held by trusts for the benefit of Davis' children for which Davis is Co-Trustee (the "Children's Trusts"); 50,000 shares held by Davis and Johnstone as UTMA custodians for Davis' children (the "Custodial Accounts"); 480,769 shares held by the Michael Arlen Davis Charitable Lead Annuity Trust (the "Charitable Trust") of which Davis is Co-Trustee and non-charitable beneficiary; 750 shares held by the Michael Davis 1993 Family Trust, a trust for the benefit of Davis, Johnstone, and Davis' descendants of which Davis and Johnstone are Co-Trustees (the "Family Trust"); and 325,150 shares held by the Michael Arlen Davis Revocable Trust of which Davis is the Trustee and beneciary (the "Revocable Trust").

	7	SOLE DISPOSITIVE POWER

0 shares.

	8	SHARED DISPOSITIVE POWER

1,085,932 shares.

The 1,085,932 shares consist of: 48,013 shares held by Davis; 31,250 shares held by Johnstone; 150,000 shares held by the Children's Trusts; 50,000 shares held by the Custodial Accounts; 480,769 shares held by the Charitable Trust; 750 shares held by the Family Trust; and 325,150 shares held by the Revocable Trust.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,085,932 shares.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.9%*

12	TYPE OF REPORTING PERSON (See Instructions)

IN

* Based on 5,463,938 total shares outstanding on February 6, 2013 as reported in the Issuer's Form 10-Q for the quarterly period ended December 31, 2012.

CUSIP No. 232437-301
1.	NAME OF REPORTING PERSON

Janet Jyll Johnstone ("Johnstone")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

0 shares.

	6	SHARED VOTING POWER

130,013 shares.

NUMBER OF SHARES BENEFICIALLY		The 130,013 shares consist of: 31,250 shares held by Johnstone; 48,013 shares held by Davis; 50,000 shares held by the Custodial Accounts; and 750 shares held by the Family Trust.
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH		0 shares.

	8	SHARED DISPOSITIVE POWER

130,013 shares.

The 130,013 shares consist of: 31,250 shares held by Johnstone; 48,013 shares held by Davis; 50,000 shares held by the Custodial Accounts; and 750 shares held by the Family Trust.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,013

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.4%*

12	TYPE OF REPORTING PERSON (See Instructions)

IN

* Based on 5,463,938 total shares outstanding on February 6, 2013 as reported in the Issuer's Form 10-Q for the quarterly period ended December 31, 2012.

CUSIP No. 232437-301

1	NAME OF REPORTING PERSON

Michael Arlen Davis Charitable Lead Annuity Trust (the "Charitable Trust")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

480,769 shares.

	6	SHARED VOTING POWER

NUMBER OF		0 shares.
SHARES
BENEFICIALLY OWNED BY
EACH
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH
480,769 shares.

	8	SHARED DISPOSITIVE POWER

0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

480,769 shares.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.8%*

12	TYPE OF REPORTING PERSON

OO

* Based on 5,463,938 total shares outstanding on February 6, 2013 as reported in the Issuer's Form 10-Q for the quarterly period ended December 31, 2012.

CUSIP No. 232437-301

1	NAME OF REPORTING PERSON

Michael Arlen Davis Revocable Trust (the "Revocable Trust:")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

325,150 shares.

	6	SHARED VOTING POWER

NUMBER OF		0 shares.
SHARES
BENEFICIALLY OWNED BY
EACH
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH
325,150 shares

	8	SHARED DISPOSITIVE POWER

0 shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

325,150 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%*

12	TYPE OF REPORTING PERSON

OO

* Based on 5,463,938 total shares outstanding on February 6, 2013 as reported in the Issuer's Form 10-Q for the quarterly period ended December 31, 2012.

Item 1.

(a)	Name of Issuer:

Cyanotech Corporation.

(b)	Address of Issuer's Principal Executive Offices:

73-4460 Queen Kaahumanu Highway, Suite 102

Kailua-Kona, Hawaii 96740

Item 2.

(a)	Name of Person(s) Filing:

This statement is filed jointly by Michael A. Davis ("Davis"), the Michael Arlen Davis Charitable Lead Annuity Trust (the "Charitable Trust"); Davis' spouse, Janet J. Johnstone ("Johnstone") and the Michael Arlen Davis Revocable Trust (the "Revocable Trust").

(b)	Address of Principal Business Office or, if none, Residence:

1621 Juanita Lane

Tiburon, California 94920

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock.

(e)	CUSIP Number:

232437-301

Item 3.   If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

N.A.

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

Davis: 1,085,932 shares.

Johnstone: 130,013 shares .

Charitable Trust: 480,769 shares.

Revocable Trust: 325,150 shares.

(b)	Percent of Class:

Davis: 19.9%

Johnstone: 2.4%

Charitable Trust: 8.8%

Revocable Trust: 6.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

Davis: 0 shares.

Johnstone: 0 shares.

Charitable Trust: 480,769 shares.

Revocable Trust: 325,150 shares.

(ii)	Shared power to vote or to direct the vote:

Davis: 1,085,932 shares. The 1,085,932 shares consist of: 48,013 shares held by Davis; 31,250 shares held by Johnstone; 150,000 shares held by the Children's Trusts; 50,000 shares held by the Custodial Accounts; 480,769 shares held by the Charitable Trust; 750 shares held by the Family Trust and 325,150 shares held by the Revocable Trust.

Johnstone: 130,013 shares. The 130,013 shares consist of: 31,250 shares held by Johnstone; 48,013 shares held by Davis; 50,000 shares held by the Custodial Accounts; and 750 shares held by the Family Trust.

Charitable Trust: 0 shares.

Revocable Trust: 0 shares.

(iii)	Sole power to dispose or direct the disposition of:

Davis: 0 shares.

Johnstone: 0 shares.

Charitable Trust: 480,769 shares.

Revocable Trust: 325,150 shares.

(iv)	Shared power to dispose or direct the disposition of:

Davis: 1,085,932 shares. The 1,085,932 shares consist of: 48,013 shares held by Davis; 31,250 shares held by Johnstone; 150,000 shares held by the Children's Trusts; 50,000 shares held by the Custodial Accounts; 480,769 shares held by the Charitable Trust; 750 shares held by the Family Trust and 325,150 shares held by the Revocable Trust.

Johnstone: 130,013 shares. The 130,013 shares consist of: 31,250 shares held by Johnstone; 48,013 shares held by Davis; 50,000 shares held by the Custodial Accounts; and 750 shares held by the Family Trust.

Charitable Trust: 0 shares.

Revocable Trust: 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following ☒*.

*Johnstone has ceased to be the beneficial owner of more than 5% of the class of securities. Each of Davis, the Charitable Trust and the Revocable Trust continue to own more than 5% of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Wilmington Trust Corporation is Co-Trustee of the Children’s Trusts and the Charitable Trust, and collectively holds 630,769 shares or 11.5% of the class of stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N.A.

Item 8.	Identification and Classification of Members of the Group.

N.A.

Item 9.	Notice of Dissolution of Group.

N.A.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

By: /s/ Eleanor Hicks, attorney-in-fact

Michael A. Davis

By: /s/ Eleanor Hicks, attorney-in-fact

Janet J. Johnstone

By: /s/ Eleanor Hicks, attorney-in-fact

The Michael Arlen Davis
Charitable Lead Annuity Trust

By: /s/ Eleanor Hicks, attorney-in-fact

The Michael Arlen Davis
Revocable Trust

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

EXHIBIT INDEX

Ex.

1      Joint Filing Agreement

2      Limited Power of Attorney of the Michael Arlen Davis Revocable Trust

This filing hereby incorporates by reference the Limited Powers of Attorney for Section 13 Reporting Obligations filed as Exhibit 1 to Amendment 4 to this Schedule 13G filed on February 14, 2011.